
07001107


SEC MAIL
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PROCESSING
FEB 28 2007
WASH., D.C.
210
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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 38591

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Affina Brokerage Services, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

600 Midland Avenue, Suite 101
(No. and Street)

Rye	NY	10580
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Robert A. Vance, CPA, LLC
(Name – *if individual, state last, first, middle name*)

565 Kings Highway East	Fairfield	CT	06825
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 15 2007
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, John Walsh ____________________, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Affina Brokerage Services, LLC ____________________, as of December 31 __________, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

Chief Operating Officer

Title

ROBERT M. GILE
Notary Public State of New York
No. 4607893
Qualified in Dutchess County
Commission Expires OCt. 31, 2009

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AFFINA BROKERAGE SERVICES, LLC
(A WHOLLY-OWNED SUBSIDIARY OF USALLIANCE FEDERAL CREDIT UNION)

FINANCIAL STATEMENTS
(CONFIDENTIAL PER RULE 17a-5(e)(3))

FOR THE YEAR ENDED DECEMBER 31, 2006

AFFINA BROKERAGE SERVICES, LLC
(A WHOLLY-OWNED SUBSIDIARY OF USALLIANCE FEDERAL CREDIT UNION)

FOR THE YEAR ENDED DECEMBER 31, 2006

CONTENTS

Robert A. Vance, CPA, LLC

565 Kings Highway East • Fairfield, CT 06825 • O (203) 384-1040 • F (203) 384-1120 • bob@ct-cpa.us

INDEPENDENT AUDITOR'S REPORT

Manager
Affina Brokerage Services, LLC

We have audited the accompanying statement of financial condition of Affina Brokerage Services, LLC (a wholly-owned subsidiary of USAlliance Federal Credit Union) as of December 31, 2006, and the related statements of operations, changes in member's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities and Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Affina Brokerage Services, LLC as of December 31, 2006, and the results of its operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplemental schedules listed in the accompanying index is presented for purposes of additional analysis and is not required for a fair presentation of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.



Robert A. Vance, CPA, LLC
Fairfield, CT
February 20, 2007

Affina Brokerage Services, LLC
(A Wholly-Owned Subsidiary of USAlliance Federal Credit Union)
Statement of Financial Condition
December 31, 2006

ASSETS

Cash and cash equivalents ($13,458 is on deposit with parent company)	$	159,157
Certificates of deposits at market value		626,000
Interest receivable and other assets		36,311
Interest bearing cash on deposit with clearing organization		25,578
Receivable due from parent company		27,953
Prepaid expenses		31,299
Equipment, net of accumulated depreciation of $8,915		4,461
Total assets	$	910,759

LIABILITIES AND MEMBER'S EQUITY

Accounts payable and accrued expenses ($4,891 payable to parent)	$	32,044
Member's equity		
Contributed capital		956,727
Accumulated deficit		(78,012)
Total member's equity		878,715
Total liabilities and member's equity	$	910,759

The accompanying notes are an integral part of these financial statements.

Affina Brokerage Services, LLC
(A Wholly-Owned Subsidiary of USAlliance Federal Credit Union)
Statement of Operations
For the year ended December 31, 2006

REVENUES	
Commissions	$ 94,948
Administrative fees	339,724
Interest	38,941
Other	11,727
Total revenues	485,340
EXPENSES	
Personnel costs	371,149
Clearing fees and related expenses	72,160
Professional fees	27,026
License fees	25,003
Other administrative costs	39,126
Depreciation	3,787
Total expenses	538,251
Net income (loss)	$ (52,911)

The accompanying notes are an integral part of these financial statements.

Affina Brokerage Services, LLC
(A Wholly-Owned Subsidiary of USAlliance Federal Credit Union)
Statement of Changes in Member's Equity
For the year ended December 31, 2006

	Contributed Capital	Accumulated Deficit	Total
Balance, January 1, 2006	$ 856,727	$ (25,101)	$ 831,626
Capital contributed by member during year	100,000		100,000
Net income (loss)		(52,911)	(52,911)
Balance, December 31, 2006	$ 956,727	$ (78,012)	$ 878,715

The accompanying notes are an integral part of these financial statements.

Affina Brokerage Services, LLC
(A Wholly-Owned Subsidiary of USAlliance Federal Credit Union)
Statement of Cash Flows
For the year ended December 31, 2006

OPERATING ACTIVITIES	
Net income (loss)	$ (52,911)
Adjustments to reconcile net income to net cash provided by (used in) operating activities:	
Depreciation	3,787
Receivable due from parent company	6,329
Interest receivable and other assets	(7,451)
Prepaid expenses	(1,619)
Interest bearing cash on deposit with clearing organization	77,539
Accounts payable and accrued expenses	11,908
Net cash provided by (used in) operating activities	37,582
INVESTING ACTIVITIES	
Purchase of certificates of deposit	(930,000)
Maturity of certificates of deposit	700,000
Purchase of fixed assets	(1,809)
Net cash provided by (used in) investing activities	(231,809)
FINANCING ACTIVITIES	
Contribution from member	100,000
Net cash provided by (used in) financing activities	100,000
Increase (decrease) in cash and cash equivalents	(94,227)
Cash and cash equivalents at beginning of year	253,384
Cash and cash equivalents at end of year	$ 159,157

The accompanying notes are an integral part of these financial statements.

AFFINA BROKERAGE SERVICES, LLC
(A Wholly-Owned Subsidiary of USAlliance Federal Credit Union)
NOTES TO FINANCIAL STATEMENTS
December 31, 2006

1. Nature of Organization

Affina Brokerage Services, LLC (the Company) is a one-member limited liability company and a wholly-owned subsidiary of USAlliance Federal Credit Union (USAlliance). The Company receives commissions for executing and clearing trades for USAlliance, which acts as nominee for its members. Additionally, the Company receives commission from other customers for whom it acts as an introductory broker on a fully-disclosed basis. The Company also provides to USAlliance certain portfolio administrative functions for which the Company receives a monthly administrative fee of $5,000 and reimbursement for a percentage of its personnel costs and other costs.

2. Summary of Significant Accounting Policies

This summary of significant accounting policies of the Company is presented to assist in understanding the financial statements of the Company. These accounting policies conform to accounting principles generally accepted in the United States and reflect practices appropriate to the industry in which the Company operates.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Although these estimates are based on management's knowledge of current and expected future events, actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers cash and all highly liquid instruments with an original maturity of less than three months to be cash equivalents.

Securities Transactions

Securities transactions of customers are recorded on a settlement date basis, generally within three business days after trade date, with related transaction revenue recorded on a trade-date basis.

AFFINA BROKERAGE SERVICES, LLC
(A Wholly-Owned Subsidiary of USAlliance Federal Credit Union)
NOTES TO FINANCIAL STATEMENTS
December 31, 2006

2. Summary of Significant Accounting Policies (continued)

Investment Valuation

Securities owned are valued at market and unrealized gains and losses are reflected in income.

Income Taxes

The Company has elected disregarded-entity status for federal and state income tax purposes and, therefore, pays no income tax at the Company level.

3. Related Party Transactions

The statement of operations includes USAlliance administrative fees and commissions of $339,724 and $47,714, respectively. Such administrative fees paid to the Company by USAlliance are pursuant to "Support Services Agreement". The agreement became effective October 31, 2000, and can be terminated by either party upon giving 60 days' notice.

The agreement also provides that USAlliance provide the Company with accounting support, office space and furniture for a monthly fee of $1,370. During the year ended December 31, 2006, the Company paid USAlliance $16,440 in accordance with this provision of the agreement.

4. Net Capital Requirements

Pursuant to the basic uniform net capital provisions, the Company is required to maintain a minimum net capital, as defined, under such provisions of $250,000. Further, the provisions require that the ratio of aggregate indebtedness, as defined, to net capital shall not exceed 15 to 1. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2006, the Company's net capital is $804,162, net capital requirement is $250,000, and ratio of aggregate indebtedness is 0.0398. to 1.

5. Employee Benefits

The Company's employees participate in a non-contributory, defined benefit pension plan sponsored by USAlliance. The plan calls for benefits to be paid to eligible employees at retirement based primarily upon years of service with USAlliance and the Company and compensation levels at retirement. Employer contributions to the plan reflect benefits attributed to employees' services to date, including time as an employee of USAlliance, as well as services expected to be earned in the future.

The Company's employees are also allowed to participate in a 401(k) pension plan (sponsored by USAlliance) that allows the Company's employees to defer a portion of their salary into the 401(k) plan. The Company matches a portion of employees' wage reductions. Costs of both pension plans are accrued and funded on a current basis. The defined benefit pension and 401 (k) plans costs for the year ended December 31, 2006, were $26,400 and $9,963, respectively. At December 31, 2006, USAlliance has a prepaid pension cost.

6. Business Risk and Concentrations

In the normal course of business, the Company acts in the capacity of agent in executing and settling securities transactions. Business risk results from the possibility that a loss may occur from the failure of another party to perform according to the terms of settlement. The Company has control procedures regarding securities transactions with counterparties and the manner in which they are settled. The settlement of open transactions as of December 31, 2006, did not have a material adverse effect on the financial statements of the Company.

As of December 31, 2006, the Company provided its transaction services solely to USAlliance members. The Company is also reimbursed for certain expenses by USAlliance. As such, the Company's business is reliant upon its relationship with USAlliance.

SUPPLEMENTAL SCHEDULES

Affina Brokerage Services, LLC
(A Wholly-Owned Subsidiary of USAlliance Federal Credit Union)
Computation of Net Capital Pursuant to Rule 15c3-1
December 31, 2006

COMPUTATION OF NET CAPITAL

Total member's equity from statement of financial condition	$	878,715
Deductions and/or charges:		
Non-allowable assets (see Exhibit)		(73,238)
Net capital before haircuts on security positions		805,477
Haircuts on security positions		(1,315)
Net capital	$	804,162

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required: 6-2/3% of $32,043	$	2,136
Minimum dollar net capital requirement of reporting broker/dealer	$	250,000
Excess net capital requirement	$	554,162
Excess net capital at 1000%	$	800,957

COMPUTATION OF AGGREGATE INDEBTEDNESS

Total aggregate indebtedness liabilities	$	32,044
Percentage of aggregate indebtedness to net capital		3.98%

There are no material differences between the above computation and the corresponding computation contained in the unaudited FOCUS Report as of December 31, 2006.

See Independent Auditor's Report

Affina Brokerage Services, LLC
(A Wholly-Owned Subsidiary of USAlliance Federal Credit Union)
Exhibit of Non-Allowable Assets
for Computation of Net Capital Pursuant To Rule 15c3-1
December 31, 2006

Interest receivable	$	4,333
Receivable due from parent company		27,953
Prepaid expenses		31,299
Property and equipment		4,461
DTCC Common Stock		5,007
NASD CRD Account		175
Special account		10
Total	$	73,238

See Independent Auditor's Report

Affina Brokerage Services, LLC
(A Wholly-Owned Subsidiary of USAlliance Federal Credit Union)
Computation for Determination of Reserve Requirements Under Rule 15c3-3
December 31, 2006

Credit balances	$ -
Debit balances	$ -

There are no material differences between the above computation and the corresponding computation contained in the unaudited FOCUS Report as of December 31, 2006.

See Independent Auditor's Report

Affina Brokerage Services, LLC
(A Wholly-Owned Subsidiary of USAlliance Federal Credit Union)
Information Relating to Possession or Control Requirements Under Rule 15c3-3
December 31, 2006

1. Customers' fully paid securities and excess margin securities not in respondent's possession or control as of December 31, 2006 for which instructions to reduce possession or control had been issued as of December 31, 2006 but for which the required action was not taken by respondent within the time frames specified under Rule 15c3-3.

None.

A. Number of items

None.

2. Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of December 31, 2006 excluding items arising from "temporary lags which resulted from normal operations" as permitted under Rule 15c3-3.

None.

A. Number of items

None.

There are no material differences between the above computation and the corresponding computation contained in the unaudited FOCUS Report as of December 31, 2006.

See Independent Auditor's Report

Robert A. Vance, CPA, LLC

565 Kings Highway East • Fairfield, CT 06825 • O (203) 384-1040 • F (203) 384-1120 • bob@ct-cpa.us

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

February 20, 2007

Manager
Affina Brokerage Services, LLC

In planning and performing our audit of the financial statements of Affina Brokerage Services, LLC (the Company) for the year ended December 31, 2006, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e)

2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the

preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's abovementioned objectives. Two of the objectives of an internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure of the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of the internal control structure would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we considered to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the Manager of the LLC, the SEC, National Association of Securities Dealers, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Robert A. Vance, CPA, LLC
Fairfield, CT
February 20, 2007

END